SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____

EXPLANATORY NOTE

On December 30, 2014, NeuroDerm Ltd. issued a press release announcing the topline results of its Phase IIa study of ND0612H and ND0612L for the treatment of Parkinson’s disease. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, File No. 333-200331.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: December 30, 2014	By:	/s/ Roy Golan
Name: Roy Golan Title: VP Finance

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated December 30, 2014, announcing the topline results of its Phase IIa study of ND0612H and ND0612L for the treatment of Parkinson’s disease.